Exhibit 99.1

Press Release	Source: China Cablecom Holdings, Ltd.

China Cablecom Announces Receipt of Default Notice

Monday April 27, 2009, 7:00 am EDT

Related: China Cablecom Holdings Ltd.

SHANGHAI, April 27 /PRNewswire-Asia-FirstCall/ -- China Cablecom Holdings, Ltd. ("China Cablecom" or the "Company") (Nasdaq: CABL - News; Nasdaq: CABLW - News; Nasdaq: CABLU - News), announced today that it has received a notice of default from one of the lenders to its subsidiary China Cablecom Limited (the "Borrower"), as a result of the Borrower's failure to make its scheduled April 9, 2009 principle and interest payment of approximately $2.2 million. Accordingly, the lender gave notice that the April 2009 principle and interest payment and all other obligations under the promissory note held by such lender were immediately due and payable together with related penalties.

All promissory notes issued in connection with the bridge financing that preceded China Cablecom's merger with Jaguar Acquisition Corporation contain similar principal and interest obligations aggregating to approximately $11.0 million (including the approximate $2.2 million owed to the lender mentioned above). The Company is currently in the process of discussing and obtaining tolling agreements from the other holders of such promissory notes while it negotiates with its joint venture partners in the PRC regarding the Company's financial obligations in order to satisfy the requirements of its creditors and act in the best interest of the shareholders.

About China Cablecom

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. In June 2008, China Cablecom consummated an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.4 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. The Company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

    CONTACT:
    China Cablecom Holdings, Ltd.
    Debra Chen
    Phone: 917.499.8129
    Email: debra@chinacablecom.net